EXHIBIT 99.1

25 September 2006

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated In The Netherlands
The liability of members is limited

The Manager	Atrium, 8th Floor
Company Announcements Office	Strawinskyiaan 3077
Australian Stock Exchange Limited	1077 ZX Amsterdam,
20 Bridge Street	The Netherlands
SYDNEY NSW 2000
Telephone: 31-20-301 2980
Fax: 31-20-404 2544
Dear Sir,
Pursuant to Listing Rule 3.13.2 we advise that all resolutions set out in the Notice of Annual General Meeting dated 14 August 2006 were carried at the Annual General Meeting of the Company held today in Amsterdam, The Netherlands.
Details of votes cast are set out below:

RESOLUTION		FOR	AGAINST	ABSTAIN
1	Receive and adopt the annual report and accounts for the financial year ended 31 March 2006	216,521,808	37,285	6,302,736
2	Adopt the Remuneration Report for financial year ended 31 March 2006	208,963,362	13,290,352	607,881
3a	Rs-elect Ms M Hellicar to the Supervisory and Joint Boards	214,734,752	7,629,464	497,679
3b	Re-elect Mr M J Gillfillan to the Supervisory and Joint Boards	216,142,733	7,580,859	506,223
3c	Re-elect Mr D McGauchie to the Supervisory and Joint Boards	217,734,515	4,557,091	568,363
4	To increase the aggregate maximum remuneration payable to members of the Supervisory Board	187,663,045	27,405,599	7,788,478
5a	Approve the Supervisory Board Share Plan (SBSP) and the issue of shares under it	217,117,818	5,058,755	672,849
5b	Approve participation in the SBSP by Ms M Hellicar	217,185,578	4,956,910	709,881
5c	Approve participation in the SBSP by Mr J D Barr	217,053,928	4,993,642	704,799
5d	Approve participation in the SBSP by Mr M R Brown	217,162,875	4,999,795	697,399
5e	Approve participation in the SBSP by Mr M J Gillfillan	217,156,290	5,007,626	696,153
5f	Approve participation in the SBSP by Mr J R H Loudon	217,155,782	4,996,795	707,492
5g	Approve participation in the SBSP by Mr D G McGauchie	216,800,976	5,348,303	710,790
6a	Approve establishment of the Long Term Incentive Plan (LTIP) and the issue of securities and other entitlements under it	215,951,494	6,384,177	521,390
6b	Approve participation in the LTIP and issue of options to Mr L Gries	205,065,742	17,241,803	552,524

RESOLUTION		FOR	AGAINST	ABSTAIN
6c	Approve participation in the LTIP and issue of options to Mr R L Chenu	204,824,498	17,470,980	564,591
6d	Approve participation in the LTIP and issue of options to Mr B P Butterfield	205,039,083	17,253,322	563,303
7	Renewal of authority for the Company to acquire its own shares	222,237,306	136,410	488,179
8	Renewal of rights relating to the takeover provisions	222,218,154	104,608	539,133
Yours faithfully

James Hardie Industries NV
By: Benjamin P Butterfield
As: Company Secretary